UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-11356

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RADIAN GROUP INC.

1601 Market Street

Philadelphia, PA 19103

RADIAN GROUP INC.

SAVINGS INCENTIVE PLAN

*	All other schedules required by Section 2520-103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants

in the Radian Group Inc.

Savings Incentive Plan

Philadelphia, Pennsylvania:

We have audited the accompanying statements of net assets available for benefits of the Radian Group Inc. Savings Incentive Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held at end of year as of December 31, 2006, and (2) reportable transactions for the year ended December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Philadelphia, PA

June 29, 2007

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS
Investments (at fair value):
Common Stock Fund—Radian Group Inc.
Participant-directed	$2,405,185	$2,284,700
Nonparticipant-directed (Note Q)	13,353,557	13,407,261

	15,758,742	15,691,961
Other participant-directed investments (Note J)	47,788,744	40,169,945
Loans receivable	841,530	701,599
Employer contributions receivable	3,037,424	2,841,828

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	67,426,440	59,405,333
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	52,289	—

NET ASSETS AVAILABLE FOR BENEFITS	$67,478,729	$59,405,333

See notes to financial statements.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$1,693,976	$2,775,500
Loan interest	56,060	39,454
Interest	223,271	191,017
Dividends	1,985,254	1,164,396

Total investment income	3,958,561	4,170,367

Contributions:
Participants’	5,933,033	5,515,146
Employer’s	3,037,424	2,841,828
Rollover	550,541	726,811

Total contributions	9,520,998	9,083,785

Total additions	13,479,559	13,254,152

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Other deductions	781	646
Benefits paid to participants	5,405,382	4,375,184

Total deductions	5,406,163	4,375,830

NET ADDITIONS	8,073,396	8,878,322
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF THE YEAR	59,405,333	50,527,011

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$67,478,729	$59,405,333

See notes to financial statements.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

A. Significant Accounting Policies

Basis of Accounting and Use of Estimates

The financial statements and supplemental schedules of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the changes therein during the reporting period. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Shares of mutual funds are valued at quoted market prices. Investments in the Radian Common Stock Fund, which includes Radian common stock and money market accounts, are valued at quoted market prices and represent fair value. For common collective trusts, the underlying assets include traditional investment contracts issued by insurance companies and banks, alternative contracts and short-term investments, and are valued by discounting the related cash flows on yields of similar instruments with comparable duration. The common collective trusts with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are valued at their outstanding balances, which approximate fair value. Dividends are recorded as of the declaration date and interest is recorded when earned. Purchases and sales of securities are recorded as of the trade date.

Adoption of new Accounting Guidance

The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, (the “FSP”) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not have a material impact on the amount of net assets available for benefits at December 31, 2005.

B. Plan Description

The following description of the Plan provides only general information. Participants should refer to the Plan documents for a complete description of the Plan. The Plan was last amended effective January 1, 2007 as discussed in Note T below.

The Plan is a defined contribution plan designed to allow eligible employees of Radian Group Inc. (together with its subsidiaries, the “Company”) to save for their retirement. Effective January 1, 2007, each eligible employee may participate in the Plan as of his or her date of hire. Before January 1, 2007, eligible employees could participate in the Plan only upon completion of 90 days of effective service.

Savings under the Plan are achieved through a program of salary deferrals in which a participant’s salary is reduced by the amount elected to be saved by the participant on a pre-tax basis. Each year, participants are entitled to contribute between 1% and 25% of their compensation to the Plan, up to the limit set by the Plan’s administrator (not to exceed the indexed limitations contained in the Internal Revenue Code of 1986 (the “Code”)). These limits were $15,000 and $14,000 for 2006 and 2005, respectively. In addition, effective January 1, 2007, eligible employees hired on or after this date are automatically enrolled in the Plan (subject to their right not to participate or to participate at a different contribution level) at a beginning contribution rate of 3% of compensation. See Note T for more information regarding automatic enrollment.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company pays all expenses for administering the Plan. Loan origination fees are paid by borrowing participants and are deducted from loan proceeds. An annual loan administration fee is deducted from each borrowing participant’s account. Brokerage commissions and other expenses incurred in connection with participant-directed purchases and sales of securities are included as a reduction of the amount earned on each fund.

C. Administration/Termination of the Plan

Effective January 1, 2007, the executive officer in charge of human resources of the Company began administering the Plan. Before January 1, 2007, the Plan was administered by a Benefits Administration Committee (the “Committee”). The plan administrator has fiduciary responsibility for the general operation of the Plan and is indemnified by the Company.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

Although the Company has not expressed any intention to do so, the Company reserves the right to terminate the Plan at any time. In the event the Plan is terminated, all benefits would become fully vested and non-forfeitable and the net assets of the Plan would be allocated as required by the Plan and in accordance with ERISA. See Note T below for information regarding the treatment of the Plan under the Agreement and Plan of Merger between the Company and MGIC Investment Corporation (“MGIC”), dated February 6, 2007.

D. Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, Company matching and discretionary contributions, and Plan earnings. Individual accounts are likewise charged with withdrawals and an allocation of Plan losses. A participant’s benefit under the Plan is derived solely from the participant’s vested account.

All amounts invested in the Plan are considered participant-directed investments other than the Company’s matching contributions. Matching contributions, which may be made in Radian common stock or cash, are invested in the Radian Common Stock Fund and are considered non-participant directed investments. See Note E below.

E. Matching Contributions

The Company makes a “matching contribution” with respect to the salary reduction contributions of each participant, up to 6% of a participant’s annual eligible compensation. Effective January 1, 2007, matching contributions are made on a quarterly basis in cash or Radian common stock equal to 100% of each participant’s contributions during such period (subject to the 6% limitation discussed above). Before January 1, 2007, matching contributions were made on an annual basis in cash or Radian common stock equal to 25% of each participant’s contributions (subject to the 6% limitation discussed above). In addition, after the close of any year before January 1, 2007, the Company could, in its sole discretion, make a supplemental matching contribution up to 75% of each participant’s contributions (subject to the 6% limitation discussed above). For the years ended December 31, 2006 and 2005, Radian made a supplemental matching contribution of $0.75 in Radian common stock for every eligible dollar a participant contributed to the Plan during such year.

F. Forfeited Accounts

Effective January 1, 2007, each participant became 100% vested in (1) all matching contributions made on or after January 1, 2007 and (2) all matching contributions made before January 1, 2007 if the participant was actively employed by the Company on December 31, 2006. Before January 1, 2007, a participant forfeited his or her right to matching contributions, and any earnings thereon, that were unvested at the time of his or her termination of service. At December 31, 2006 and 2005, forfeited non-vested amounts totaled $351,702 and $407,333, respectively. Employer matching contributions were reduced in each of these years by these same amounts. See Note H below for information regarding the vesting of matching contributions before January 1, 2007.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

G. Trustee

Vanguard Fiduciary Trust Company (“Vanguard”) serves as trustee (the “Trustee”) for the Plan. The Vanguard Group (“TVG”) also serves as the record keeper for the Plan.

H. Vesting

Participants are at all times fully vested in amounts they contribute to the Plan, including any earnings on such amounts. Before January 1, 2007, participants became vested in matching contributions, and any earnings thereon, based on years of vesting service. A participant generally earned one year of vesting service for each Plan year in which such participant completed at least 1,000 hours of service. The vesting schedule for matching contributions, including earnings, was as follows:

Years of Service	Vested Percentage of the Participant’s Matching Contribution Account
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

Effective January 1, 2003, in connection with Radian’s acquisition of Enhance Financial Services Group Inc. (“EFSG”), the EFSG 401(k) Savings Plan was merged into the Plan. Employees of EFSG who were eligible to participate in the EFSG Plan prior to January 1, 2003 retain the vesting schedule under the EFSG Plan as follows:

Years of Service	Vested Percentage of the Participant’s Matching Contribution Account
Less than 1	0%
1 but less than 2	33%
2 but less than 3	68%
3 or more	100%

Newly eligible employees of EFSG follow the Plan vesting schedule.

As discussed in Note F above, effective January 1, 2007, all matching contributions made on or after January 1, 2007, including any earnings thereon, vest immediately. Matching contributions made before January 1, 2007 also became fully vested effective January 1, 2007 for each participant employed by the Company on December 31, 2006. See Note T below for further discussion.

I. Investment Options

Other than with respect to employer matching contributions, which are made by the Company to the Radian Common Stock Fund, each participant is solely responsible for selecting among the investment options available under the Plan. Neither the Trustee nor the Company has any responsibility to select investments or to advise participants in selecting their investments. Investment allocations may be made in increments of 1% pursuant to the Plan. Subject to applicable law, each participant assumes all risks connected with any decrease in the market value of any securities in the funds, and such funds shall be the sole source of benefits to be paid under the Plan. See Note P below.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

J. Participant-Directed Investments

Participant-directed investments (other than participant-directed investments in the Radian Common Stock Fund) for the years ended December 31, 2006 and 2005 consisted of the following:

		December 31, 2006
		Cost	Fair Value
TVG	Morgan Growth Fund	$6,420,706	$8,001,898
TVG	Wellington Fund	7,045,466	7,633,494
TVG	Retirement Savings Trust	5,433,912	5,433,912
TVG	Growth and Income Fund	2,739,591	3,370,187
TVG	Total Bond Market Index Fund	3,096,820	3,056,262
	Columbia Acorn Fund	2,337,405	2,684,125
TVG	International Explorer Fund	1,935,944	2,358,356
TVG	Target Retirement 2035 Fund	1,747,312	2,018,188
	Oppenheimer Global Fund	1,518,411	1,944,039
TVG	Growth Equity Fund	1,564,899	1,905,784
TVG	Windsor II Fund	1,304,485	1,405,535
TVG	Mid – Cap Index Fund	1,015,062	1,196,544
TVG	Target Retirement 2025 Fund	1,050,686	1,166,986
TVG	500 Index Fund	801,718	913,387
TVG	Target Retirement 2015 Fund	571,717	622,420
	Artisan International Fund	555,800	619,590
TVG	Small – Cap Index Inv	543,528	619,403
TVG	Selected Value Fund	473,374	524,142
TVG	High – Yield Corporate Fund	509,297	514,507
	Royce Fund	452,636	471,616
TVG	Target Retirement 2045 Fund	413,801	464,361
TVG	Inflation Protected Securities Fund	403,225	383,770
TVG	Strategic Equity Fund	172,992	179,026
TVG	Mid – Cap Growth Fund	139,394	136,274
TVG	Target Retirement 2005 Fund	122,822	130,121
TVG	Target Retirement Income	33,706	34,817

	Total	$42,404,709	$47,788,744

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

		December 31, 2005
		Cost	Fair Value
TVG	Morgan Growth Fund	$6,112,757	$7,328,094
TVG	Wellington Fund	6,398,547	6,604,863
TVG	Retirement Savings Trust	5,033,218	5,033,218
TVG	Total Bond Market Index Fund	3,034,579	3,001,661
TVG	Growth and Income Fund	2,643,486	2,962,770
	Columbia Acorn Fund	1,905,210	2,174,107
TVG	Growth Equity Fund	1,792,313	2,118,203
TVG	International Explorer Fund	1,776,488	1,975,123
	Oppenheimer Global Fund	1,277,482	1,604,498
TVG	Target Retirement 2035 Fund	1,035,247	1,114,412
TVG	Target Retirement 2025 Fund	881,540	914,849
TVG	Windsor II Fund	762,025	771,280
TVG	Mid – Cap Index Fund	672,834	755,356
TVG	Inflation Protected Securities Fund	687,795	672,026
TVG	Target Retirement 2015 Fund	604,154	633,287
TVG	500 Index Fund	524,005	550,854
TVG	Small – Cap Index Fund	380,856	404,370
TVG	Selected Value Fund	379,622	389,454
TVG	Target Retirement 2045 Fund	266,083	272,807
	Royce Fund	231,598	241,909
	Artisan International Fund	154,684	181,565
TVG	High –Yield Corporate Fund	143,615	141,638
TVG	Strategic Equity Fund	116,086	114,601
TVG	Target Retirement 2005 Fund	92,990	94,484
TVG	Mid – Cap Growth Fund	81,623	86,833
TVG	Target Retirement Income	27,755	27,683

	Total	$37,016,592	$40,169,945

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

K. Payment of Benefits and Withdrawals

On termination of service due to death, disability or retirement, a participant or his or her beneficiary, as applicable, may elect to receive the value of the participant’s vested interest in the Plan as either a lump sum benefit or as annual installments over a ten-year period. For termination of service for reasons other than death, disability or retirement, a participant may receive the value of his or her vested interest in the Plan only as a lump-sum distribution. Benefit payments to participants are recorded upon distribution. If the amount in a participant’s account is less than $5,000, a lump-sum distribution is made following termination of the participant’s service.

Participants are permitted to make in-service withdrawals in accordance with Plan provisions. The minimum withdrawal permitted is the lesser of $500 or the full value of the participant’s applicable account.

In order to make a hardship withdrawal, a participant must exhaust the possibility of all other withdrawals under the Plan and all such withdrawals and nontaxable loans available under all other retirement plans maintained by the Company. Earnings credited after 1988 on salary reduction contributions are not available for hardship withdrawals, even if the contributions were made before 1988. Upon receiving a hardship distribution, a participant is generally suspended from making contributions to the Plan (and all other deferred compensation plans maintained by the Company) for six months following the year of the hardship withdrawal.

L. Net Appreciation (Depreciation) in Fair Value

Net appreciation (depreciation) in fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) for the years ended December 31, 2006 and 2005 was as follows:

		2006	2005
	Artisan International Fund	$40,041	$20,689
	Columbia Acorn Fund	115,504	129,604
	Oppenheimer Global Fund	163,912	147,466
	Royce Fund	17,663	4,720
TVG	500 Index Fund	90,642	18,269
TVG	Growth Equity Fund	119,100	154,560
TVG	Growth and Income Fund	363,136	117,314
TVG	High –Yield Corporate Fund	5,523	(3,232)
TVG	Inflation Protected Securities Fund	(19,583)	(15,631)
TVG	International Explorer Fund	343,518	97,142
TVG	Mid – Cap Growth Fund	(5,185)	2,645
TVG	Mid – Cap Index Fund	107,894	51,628
TVG	Morgan Growth Fund	512,893	565,823
TVG	Selected Value Fund	45,724	2,548
TVG	Small – Cap Index Fund	63,429	11,344
TVG	Strategic Equity Fund	9,617	331
TVG	Target Retirement 2005 Fund	5,810	4,225
TVG	Target Retirement 2015 Fund	54,701	14,136
TVG	Target Retirement 2025 Fund	96,555	25,833
TVG	Target Retirement 2035 Fund	200,340	51,565
TVG	Target Retirement 2045 Fund	44,680	6,916
TVG	Target Retirement Income	1,282	(225)
TVG	Total Bond Market Index Fund	(19,491)	(61,750)
TVG	Wellington Fund	446,796	23,158
TVG	Windsor II Fund	101,805	31
TVG	Retirement Savings Trust	52,289	—
Common Stock Fund—Radian Group Inc		(1,264,619)	1,406,391

Net Appreciation in Fair Value		$1,693,976	$2,775,500

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

M. Loans

Participants may borrow from the vested portion of their account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at the prime rate plus 1% and are repaid via payroll deductions. The maximum loan period is five years, subject to a limited exception for the purchase of a primary residence. A participant may have only one loan outstanding at any one time. Outstanding loans are due and payable upon termination of service.

N. Federal Tax Considerations

The Internal Revenue Service has determined and informed the Company by letter dated September 11, 2002 that the Plan and related trust is designed in accordance with applicable sections of Code. The Company has amended the Plan since this determination; however, the Plan administrator believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the financial statements.

O. Schedule of Investments Greater than Five Percent of Net Assets (at fair value)

Investments representing five percent or more of the Plan’s net assets for 2006 and 2005 were as follows.

	Number of Shares/Units	2006
Vanguard Total Bond Market Index Fund	305,932	$3,056,262
Vanguard Growth and Income Fund	94,245	3,370,187
Vanguard Morgan Growth Fund	421,374	8,001,898
Vanguard Wellington Fund	235,384	7,633,494
Vanguard Retirement Savings Trust	5,433,912	5,433,912
Common Stock Fund—Radian Group Inc.	*701,948	15,758,742

	Number of Shares/Units	2005
Vanguard Growth and Income Fund	92,906	$2,962,770
Vanguard Morgan Growth Fund	413,783	7,328,094
Vanguard Total Bond Market Index Fund	298,376	3,001,661
Vanguard Wellington Fund	217,623	6,604,863
Vanguard Retirement Savings Trust	5,033,218	5,033,218
Common Stock Fund—Radian Group Inc.	*643,641	15,691,961

*	The Radian Common Stock Fund is reported as units.

P. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

Q. Nonparticipant-Directed Investments

Net assets and the significant components of changes in net assets relating to nonparticipant-directed investments at and for the years ended 2006 and 2005 were as follows:

	December 31,
	2006	2005
Net Assets:
Common Stock Fund—Radian Group Inc.*	$13,353,557	$13,407,261

Total	$13,353,557	$13,407,261

	Year Ended December 31
	2006	2005
Changes in Net Assets:
Net appreciation	$(1,085,631)	$1,159,065
Interest and dividends	22,060	20,183
Contributions	2,841,828	2,603,166
Benefits paid to participants	(907,831)	(805,778)
Other deductions	(409)	(495)
Loan activity	18,345	3,809
Transfers to participant-directed investments	(942,066)	(1,364,934)

	$(53,704)	$1,615,016

*	Indicates a party-in-interest to the Plan.

R. Exempt Party-in-Interest Transactions

The Plan permits investments in various investment funds managed by TVG. In addition, at December 31, 2006 and 2005, the Plan held 701,948 and 643,641 units, respectively, of Radian common stock, with a cost basis of $13,434,226 and $11,407,598, respectively. During the years ended December 31, 2006 and 2005, the Plan recorded dividend income on Radian common stock of $25,659 and $23,899, respectively. Transactions in the Company’s common stock qualify as exempt party-in-interest transactions under ERISA.

S. Reconciliation of Financial Statements to Form 5500

	December 31, 2006	December 31, 2005
Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$67,478,729	$59,405,333
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(52,289)	—

Net assets available for benefits per the Form 5500, at fair value	$67,426,440	$59,405,333

	December 31, 2006	December 31, 2005
Statements of changes in net assets available for benefits:
Net appreciation in fair value of investments	$1,693,976	$2,775,500
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(52,289)	—

Total Net investment gain (loss) per Form 5500	$1,641,687	$2,775,500

T. Subsequent Events

The Company’s board of directors approved changes to the Plan, effective January 1, 2007, among other things, to:

•	Revise the definition of eligible compensation to include commissions and quarterly Management Based Objective payments;

•

Provide for quarterly matching contributions equal to 100% of employee contributions (up to 6% of eligible compensation). Matching contributions may be made in cash or in shares of Radian common stock, at the Company’s election;

•

Provide for the immediate vesting of matching contributions (including existing unvested matching contributions attributable to prior periods) and the elimination of all restrictions on a participant’s ability to diversify his/her position in matching contributions;

•

Allow for the immediate eligibility of new hire participation and provide for the automatic enrollment of eligible employees at 3% of eligible compensation (to be increased annually by 1% up to 6% of eligible compensation), subject to a participant’s right not to participate or to participate at a different contribution level;

•

permit the Company’s board of directors to make discretionary, pro rata (based on eligible compensation) cash allocations to each eligible participant’s account, with vesting upon completion of three years of service with the Company; and

•

provide certain active participants in the Radian Group Inc. Pension Plan with yearly cash “transition credits” (initially for up to five years, if employed by the Company during this time) under the Plan equal to a fixed percentage of their eligible compensation, calculated based on a formula that takes into account their age and years of completed vesting service as of January 1, 2007.

On February 6, 2007, Radian Group Inc. and MGIC entered into an Agreement and Plan of Merger pursuant to which the Company agreed, subject to the terms and conditions of the merger agreement, to merge with and into MGIC, with the combined company to be re-named MGIC Radian Financial Group Inc.

Subject to the terms and conditions of the Agreement and Plan of Merger, which has been approved by the stockholders of both companies, upon the completion of the merger, each share of Radian common stock (including shares held in the Plan under the Radian Common Stock Fund) will be converted into 0.9658 shares of MGIC common stock, with cash to be paid in lieu of fractional shares of MGIC common stock. Completion of the merger remains subject to various conditions, including (1) receipt of regulatory approvals, (2) the absence of any law or order prohibiting the closing, and (3) listing of the MGIC common stock to be issued in the merger on the New York Stock Exchange. Under the Agreement and Plan of Merger, unless both the Company and MGIC otherwise mutually agree, the Plan will remain in effect until the new entity resulting from the merger modifies the Plan or adopts a new plan.

*****

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

Form 5500, Schedule H, Part IV Item 4i: Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of Issuer, Borrower, Lessor, or Similar Party	Description Of Investment	Number of Shares/Units	Cost	Current Value
*	TVG Morgan Growth Fund***	421,374	$6,420,706	$8,001,898
*	TVG Wellington Fund***	235,384	7,045,466	7,633,494
*	TVG Retirement Savings Trust	5,433,912	5,433,912	5,433,912
*	TVG Growth and Income Fund***	94,245	2,739,591	3,370,187
*	TVG Total Bond Market Index Fund***	305,932	3,096,820	3,056,262
	Columbia Acorn Fund***	90,344	2,337,405	2,684,125
*	TVG International Explorer Fund***	111,770	1,935,944	2,358,356
*	TVG Target Retirement 2035 Fund***	145,507	1,747,312	2,018,188
	Oppenheimer Global Fund***	26,446	1,518,411	1,944,039
*	TVG Growth Equity Fund***	172,313	1,564,899	1,905,784
*	TVG Windsor II Fund***	40,447	1,304,485	1,405,535
*	TVG Mid – Cap Index Fund***	60,493	1,015,062	1,196,544
*	TVG Target Retirement 2025 Fund***	89,493	1,050,686	1,166,986
*	TVG 500 Index Fund***	6,994	801,718	913,387
*	TVG Target Retirement 2015 Fund***	49,953	571,717	622,420
	Artisan International Fund***	21,373	555,800	619,590
*	TVG Small – Cap Index Inv***	18,988	543,528	619,403
*	TVG Selected Value Fund***	24,853	473,374	524,142
*	TVG High – Yield Corporate Fund***	82,718	509,297	514,507
	Royce Fund***	28,022	452,636	471,616
*	TVG Target Retirement 2045 Fund***	32,427	413,801	464,361
*	TVG Inflation Protected Securities Fund***	32,578	403,225	383,770
*	TVG Strategic Equity Fund***	7,573	172,992	179,026
*	TVG Mid – Cap Growth Fund***	7,983	139,394	136,274
*	TVG Target Retirement 2005 Fund***	11,345	122,822	130,121
*	TVG Target Retirement Income***	3,254	33,706	34,817
*	Radian Common Stock Fund	**701,948	13,434,226	15,758,742
	Loans receivable @5.0% to 10.5% Maturing between 2007 and 2030		841,530	841,530

TOTAL			$56,680,465	$64,389,016

*	Indicates a party-in-interest to the Plan.
**	Represents units based on a third-party independent report.
***	Represents registered investment company investments.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

Form 5500, Schedule H, Part IV Item 4j: Schedule of Reportable Transactions

December 31, 2006

Investments Purchased

Identity Of Party	Description of Security	Number of Shares/Units	Purchase Price	Fair Value of Asset on Transaction Date
Single Transaction
Radian*	Common Stock Fund	134,066	$3,260,627	$3,260,627

*	Indicates a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RADIAN GROUP INC.
SAVINGS INCENTIVE PLAN

Date: June 29, 2007	By:	/s/ Robert E. Croner
Robert E. Croner
Plan Administrator

Exhibit Index

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm